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                                   Investor Contacts:   Mark Kennedy/Tony Ishaug
                                                       Telephone: (612) 944-5600

    SYSTEM IMPLEMENTATION DIFFICULTIES EXPECTED TO IMPACT 1999 RESULTS

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  OPTIMISTIC ABOUT ACHIEVING THREE-YEAR AVERAGE MID-TEENS EPS GROWTH GOAL

June 9, 1999 - Eden Prairie, MN - Department 56 (NYSE: DFS) today announced that system implementation difficulties are expected to impact the Company's 1999 results. This expectation is largely based on year-to-date order totals that reflect recent adjustments to first quarter orders and order-taking difficulties, both caused by the implementation of the Company's new enterprise-wide system. Despite system difficulties, year-to-date orders for the Company's core collectible products remain solid. The change in order expectations is concentrated in the company's general giftware lines. Due to the nature of market demand for non-collectible merchandise, the Company is optimistic that its traditionally highly desirable general giftware products can generate demand in line with historic levels in future years.

As of June 5, 1999, total year-to-date orders were up three percent over the same period in 1998. The Company's core-business Village orders were up six percent, and reflecting the above-stated systems impact, the Company's non-core general giftware product orders were down four percent versus the same period in 1998. Any future improvement in the order growth for all of 1999 will be dependent primarily upon customer demand for the Company's mid-year new product introductions and, to a lesser degree, for previously introduced merchandise. The Company is not likely to achieve its previously stated goals for 1999 of seven to nine percent sales and mid-teens earnings per share growth.

Susan Engel, Chairwoman and Chief Executive Officer said, "We are disappointed that the systems implementation has impacted our 1999 orders. Progress continues with the systems implementation, and we are confident that the long-term benefits of the new system will outweigh the current year's implementation difficulties."

Ms Engel added, "We continue to invest in our business. Our new Seasons Bay and Monopoly lines, both introduced this year, represent our first two collectible line introductions in five years. Combined with the exciting new hand-painted interior scenes in our new Village gift sets, this represents a banner year for product development. This accelerated introduction of new products, combined with continued solid demand for our collectibles and our belief that orders for our non-collectible products could return to historic growth levels

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makes us optimistic that we will achieve our previously stated goal of three year average mid-teens earning per share growth."

Sales through June 8, 1999 totaled $89 million, compared to $92 million in the same period in 1998. "After a slow start to shipping in the first quarter due to the new system's implementation, we continue to catch up and should exceed last year sales either by the end of this quarter or early in the third quarter," said Ms. Engel.

Since the beginning of the second quarter, the company has repurchased 440,000 shares of its common stock at an average price of $30 per share. Current stock repurchase authorizations permit the future buyback of approximately three million shares.

Department 56, Inc. is a leading collectibles and giftware company known for its lighted Villages, Snowbabies-TM- figurines and extensive lines of holiday and home decorative products. Its products are sold primarily through gift, specialty and department store retailers in the United States, Canada and Europe. Department 56 seeks to expand its market presence through creative product development and marketing, as well as through acquisitions.


NOTES CONCERNING FORWARD LOOKING STATEMENTS:

ANY CONCLUSIONS OR EXPECTATIONS EXPRESSED IN, OR DRAWN FROM, THE STATEMENTS IN THIS PRESS RELEASE CONCERNING MATTERS THAT ARE NOT HISTORICAL CORPORATE FINANCIAL RESULTS ARE "FORWARD-LOOKING STATEMENTS" THAT INVOLVE RISKS AND UNCERTAINTIES. THE GOAL OF MID-TEENS THREE YEAR AVERAGE ANNUAL EARNINGS PER SHARE GROWTH REFERRED TO IN THIS RELEASE IS THAT STATED IN THE COMPANY'S CURRENT REPORT ON FORM 8-K, DATED APRIL 30, 1998. THE COMPANY'S CURRENT OPTIMISM IN ITS ABILITY TO ACHIEVE THAT GOAL IS BASED UPON, AND SUBJECT TO, THE FACTORS SET FORTH THEREIN AND BELOW, AS WELL AS THE ASSUMPTIONS THAT DEMAND FOR THE COMPANY'S COLLECTIBLE PRODUCTS CONTINUES AT OR EXCEEDING THE LEVELS REPORTED YEAR-TO-DATE, AND THAT SUCH DEMAND, TOGETHER WITH THE COMPLETION OF AN EFFICIENT SYSTEMS IMPLEMENTATION, WILL ENCOURAGE DEALERS TO ORDER THE COMPANY'S NON-COLLECTIBLE MERCHANDISE AT LEVELS EQUAL TO OR GREATER THAN 1998.

THE COMPANY'S SALES EXPECTATIONS ARE BASED ON THE COMPANY'S CURRENT FORECAST OF DEALER ORDERS AND PLANNED SALES AT ITS RETAIL STORE IT OPENED IN MAY, 1999, AND IS FURTHER DEPENDENT ON THE TIMING AND EXTENT OF PROMOTIONAL AND MARKETING EFFORTS UNDERTAKEN BY THE COMPANY AS WELL AS THE TIMING AND EXTENT OF PRODUCT RECEIPTS AND SHIPMENTS, THE EFFICIENCY OF INFORMATION SYSTEMS DEVELOPED TO COLLECT, COMPILE AND EXECUTE CUSTOMER ORDERS, AND RETAILER AND CONSUMER DEMAND. DEALER ORDERS ARE PRINCIPALLY DEPENDENT ON THE AMOUNT, QUALITY AND MARKET ACCEPTANCE OF THE NEW PRODUCT INTRODUCTIONS AND RETAILER DEMAND. DEALER ORDER PATTERNS HAVE HISTORICALLY VARIED IN NUMBER, MIX AND TIMING, AND THERE CAN BE NO ASSURANCE THAT THE YEAR-TO-DATE ORDER TREND EXPERIENCE WILL CONTINUE. MOREOVER, THE COMPANY'S ORDER FORECASTING MODEL IS DEPENDENT ON ASSUMPTIONS CONCERNING RETAIL INVENTORY LEVELS, CONSUMER DEMAND, AND DEALER EXPECTATIONS WHICH ARE BASED ON STATISTICAL RESEARCH CONDUCTED FOR THE COMPANY THAT IS ASSUMED CORRECT
AND REPRESENTATIVE OF MARKET CONDITIONS AS A WHOLE.   THE COMPANY'S EXPECTATIONS
REGARDING EARNINGS PER SHARE ARE BASED ON THE COMPANY'S SALES EXPECTATIONS AND ASSUMES IT WILL MAINTAIN ITS HISTORICAL OPERATING MARGIN. THE COMPANY'S OPERATING MARGIN MAY BE IMPACTED BY, AMONGST OTHER FACTORS, SHIFTS IN PRODUCT MIX, EXCHANGE RATE FLUCTUATIONS WITH COUNTRIES THE COMPANY IMPORTS FROM, CHANGES IN FREIGHT RATES AND CHANGES IN THE COMPANY'S HISTORICAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSE RATE.

IF NOT MENTIONED ABOVE, OTHER FACTORS, INCLUDING CONSUMER ACCEPTANCE OF NEW PRODUCTS; PRODUCT DEVELOPMENT EFFORTS; IDENTIFICATION AND RETENTION OF SCULPTING AND OTHER TALENT; COMPLETION OF THIRD PARTY PRODUCT MANUFACTURING; DEALER REORDERS AND ORDER CANCELLATIONS; CONTROL OF OPERATING EXPENSES; CORPORATE CASH FLOW APPLICATION, INCLUDING SHARE REPURCHASES; FUNCTIONALITY OF INFORMATION, OPERATING AND DISTRIBUTION SYSTEMS; IDENTIFICATION, COMPLETION AND RESULTS OF ACQUISITIONS, INVESTMENTS, AND OTHER STRATEGIC BUSINESS INITIATIVES; GRANTS OF STOCK OPTIONS OR OTHER EQUITY EQUIVALENTS; ACTUAL OR DEEMED EXERCISES OF STOCK OPTIONS; AND INDUSTRY, GENERAL ECONOMIC, REGULATORY, TRANSPORTATION, AND INTERNATIONAL TRADE AND MONETARY CONDITIONS, CAN SIGNIFICANTLY IMPACT THE COMPANY'S SALES, EARNINGS AND EARNINGS PER SHARE. ACTUAL RESULTS MAY VARY MATERIALLY FROM FORWARD-LOOKING STATEMENTS AND THE ASSUMPTIONS ON WHICH THEY ARE BASED. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR PUBLISH IN THE FUTURE ANY FORWARD-LOOKING STATEMENTS.